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FOR IMMEDIATE RELEASE        NASDAQ: CRME TSX: COM

CARDIOME REPORTS CLINICAL RESULTS
FROM OPT-CHF STUDY

Vancouver, Canada, August 15, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced results from its Phase 2 clinical trial evaluating Oxypurinol in 405 congestive heart failure (“CHF”) patients. The study, called OPT-CHF, measured the clinical impact of 600mg daily oral dosing of Oxypurinol for 24 weeks on the clinical outcomes in New York Heart Association (“NYHA”) Class 3 and Class 4 CHF patients receiving standard CHF therapy. Oxypurinol failed to demonstrate a statistically significant benefit over placebo in the primary composite endpoint (p=0.357) .

In addition, no benefits over placebo were observed in Minnesota CHF Quality of Life (“MQL”) index and time to acute clinical events (mortality plus re-hospitalization for heart failure) as secondary endpoints. A significant reduction in serum uric acid levels was observed in patients receiving Oxypurinol.

“We are clearly disappointed with this unequivocal negative outcome.” stated Bob Rieder, President and CEO of Cardiome Pharma Corp. “However, this well-designed and well-executed study has met its objective of providing a clear outcome measurement. We will review the data in greater detail prior to making any final decisions about the future of this program.”

OPT-CHF was designed to measure the efficacy and safety of oral oxypurinol, in addition to standard CHF treatments, in 405 New York Heart Association Class 3 and Class 4 CHF patients with ejection fractions less than or equal to 40%. The randomized, double-blind, placebo-controlled trial involved 24 weeks of daily oral dosing, with study visits every 4 weeks. The primary endpoint was a composite composed of NYHA Class; patient global heart failure (HF) status; hospitalization, emergency room, or emergent office/clinic visit for worsening HF; administration of a new drug class for HF or IV diuretics for worsening HF; permanent withdrawal of study drug due to worsening HF; or cardiovascular death. The study was initiated in March 2003, with enrolment completed in December 2004, and was carried out in 53 centers in the U.S. and Canada.

About Heart Failure
CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. This condition affects nearly 5 million people in the U.S., representing a significant public health burden. The medical burden of CHF is further reflected in the associated one-year and five-year mortality rates of approximately 20% and >50%, respectively, as well as annual expenditures estimated at nearly $28 billion [source: Heart Disease & Stroke Statistics - 2005 Update – American Heart Association]. Current drugs for CHF are often ineffective, treating the symptoms rather than the underlying cause of the heart’s deteriorating efficiency. Without effective and safe agents, all of the above figures are forecast to increase rapidly, especially as the aging public progressively develops end-stage cardiovascular disease.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). RSD1235 also has a potential application as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Top-line results from ACT 1, the first of three Phase 3 trials for RSD1235 IV, were released in December 2004 and February 2005.

Cardiome recently completed a Phase 2 clinical trial evaluating the safety and effectiveness of oxypurinol, a xanthine oxidase inhibitor, for the treatment of congestive heart failure (CHF). CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Top-line results from this trial were negative. Cardiome is in the process of analyzing the entire data package from the trial prior to making any decision regarding the program.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.